Exhibit 99.27

CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Terry Cadrin, do hereby consent to the filing of the written disclosure regarding:
•sections 15, 16, 21 and 22 of the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2019, originally prepared by Imola Gotz;
•sections 15, 16, 21 and 22 of the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, originally prepared by Richard Miller;
•the Efemçukuru underground mineral reserves;
•the Kişladağ open pit mineral reserves;
•the Skouries open pit mineral reserves;
•the Perama Hill open pit mineral reserves; and
•other information pertaining to these projects
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Terry Cadrin
Terry Cadrin, P. Eng.